Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in July 2015

FCA US LLC Reports July 2015 U.S. Sales Increased 6 Percent; Best July Sales Since 2005

•	64th-consecutive month of year-over-year sales gains

•	Jeep® brand sales up 23 percent; best July sales ever

•	Jeep Wrangler, Jeep Cherokee, Jeep Patriot and Jeep Compass record their best July sales ever

•	Chrysler 200 sales up 85 percent; best July sales ever

•	Eight FCA US vehicles post sales records in July

Auburn Hills, Mich., Aug. 3, 2015 - FCA US LLC today reported U.S. sales of 178,027 units, a 6 percent increase compared with sales in July 2014 (167,667 units), and the group’s best July sales since 2005.

The Chrysler, Jeep®, and Ram Truck brands each posted year-over-year sales gains in July compared with the same month a year ago. The Jeep brand’s 23 percent increase was the largest sales gain of any FCA US brand during the month. The group extended its streak of year-over-year sales gains to 64-consecutive months.

“Last week FCA announced a 69 percent increase in second quarter profits and now we post our best July U.S. sales since 2005,” said Reid Bigland, Head of U.S. Sales. “With Jeep sales up 23 percent, we were also able to achieve our 64th-consecutive month of year-over-year sales increases.”

Eight FCA US vehicles set records in the month of July, including the Chrysler 200, which posted the largest percentage year-over-year increase of any FCA US vehicle in the month. Sales of the 200 were up 85 percent, the mid-size sedan’s best July sales ever. In addition, the Dodge Challenger, Dodge Journey, Jeep Wrangler, Jeep Cherokee, Jeep Patriot, Jeep Compass, and Ram ProMaster each recorded their best July sales ever.

FCA US finished the month of July with an 82-day supply of inventory (563,809 units). U.S. industry sales figures for July are internally projected at an estimated 17.8 million units Seasonally Adjusted Annual Rate (SAAR).

Jeep® Brand
Jeep brand sales increased 23 percent, the brand’s best July sales ever and its 22nd-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in every month dating back to November 2013. Four Jeep brand vehicles set records last month. The Wrangler, Cherokee, Patriot, and Compass each posted their best July sales ever. The Patriot’s 22 percent increase was the largest year-over-year percentage gain of any Jeep brand model for the month. Sales of the all-new Jeep Renegade, the most capable small sport-utility vehicle (SUV), were up 30 percent compared with sales in the previous month of June. Sales of the flagship Jeep Grand Cherokee were up 5 percent, its best July sales in 10 years. In July, the Grand Cherokee - the most awarded SUV ever - ranked highest among Mid-Size SUVs for the fifth-consecutive year in AutoPacific’s Vehicle Satisfaction Awards.

Chrysler Brand
Chrysler brand sales were up 10 percent, the brand’s best July sales in eight years and its 13th-consecutive month of year-over-year sales gains. Sales of the Chrysler 200 were up 85 percent in July, the mid-size sedan’s best July sales ever and its 11th-consecutive month of logging a sales record. Sales of the Chrysler 300 were up 6 percent, the flagship sedan’s best July sales since 2007. The 300 ranked the highest in the Large Car segment in the recent J.D. Power 2015 U.S. Initial Quality Study (IQS). The study is based on responses from more than 84,000 owners of new 2015 model year vehicles during the first 90 days of ownership.

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup truck, Ram ProMaster, Ram ProMaster City, and Ram Cargo Van, were up 1 percent in July, the brand’s best July sales since 2006. Sales of the Ram pickup truck increased 1 percent in July, the pickup’s best July sales in 10 years. Ram ProMaster sales were up 25 percent, the full-size van’s best July sales since it was launched in October 2013. ProMaster City sales were up 33 percent compared with the previous month of June. The first 2016 Ram 3500 Heavy Duty with a ground-stomping, best-in-class 900 lb.-ft. of torque rolled off the line at FCA’s Saltillo Truck Assembly Plant in July.

Dodge Brand
Both the Challenger and Journey posted their best July sales ever. Challenger sales were up 20 percent as the muscle car logged its sixth sales record this year. For the second time in three years, the Challenger in July ranked highest in AutoPacific’s Vehicle Satisfaction Awards in the Sporty Car segment. Journey sales increased 16 percent, the mid-size crossover’s best July sales ever and its fourth sales record so far this year. Charger sales were up 5 percent for its best July sales in three years. Charger and Challenger ranked highest in their segments in last month’s J.D. Power 2015 U.S. Automotive Performance, Execution and Layout (APEAL) Study. The full-size Durango SUV turned in its best July sales in two years. Dodge brand sales were down 13 percent in July, compared with the same month a year ago.

FIAT Brand
Sales of the all-new 2016 Fiat 500X, the newest addition to the FIAT brand vehicle lineup, increased 197 percent in July compared with the previous month of June. FIAT dealers sold 962 units of the new crossover in July and will continue to see greater numbers of the new model arriving this month as production is ramped up. The 500 ranked highest in the City Car segment in last month’s J.D. Power APEAL study. FIAT brand sales, which include the Fiat 500, 500L, and 500X were down 15 percent in July compared with the same month a year ago.

FCA US LLC Sales Summary July 2015

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Compass	5,517	5,411	2%	32,184	38,503	-16%
Patriot	9,493	7,793	22%	69,128	51,721	34%
Wrangler	19,320	16,388	18%	121,770	102,125	19%
Cherokee	16,699	14,827	13%	122,125	95,259	28%
Grand Cherokee	15,867	15,169	5%	108,947	104,782	4%
Renegade	6,320	0	New	20,751	0	New
JEEP BRAND	73,216	59,588	23%	474,905	392,390	21%
200	15,108	8,159	85%	121,677	53,337	128%
300	4,174	3,926	6%	28,889	29,940	-4%
Town & Country	6,440	11,370	-43%	45,404	81,246	-44%
CHRYSLER BRAND	25,722	23,455	10%	195,970	164,523	19%
Dart	5,866	7,483	-22%	54,921	45,450	21%
Avenger	78	4,318	-98%	1,089	44,781	-98%
Charger	5,821	5,539	5%	56,582	55,306	2%
Challenger	5,151	4,294	20%	42,162	30,575	38%
Viper	63	46	37%	414	400	3%
Journey	8,280	7,158	16%	59,563	54,309	10%
Caravan	7,566	9,473	-20%	44,442	81,539	-45%
Durango	4,824	4,807	0%	35,618	37,682	-5%
DODGE BRAND	37,649	43,118	-13%	294,791	350,042	-16%
Ram P/U	36,019	35,621	1%	248,735	239,481	4%
Cargo Van	26	861	-97%	3,101	5,651	-45%
ProMaster Van	1,522	1,217	25%	13,599	6,924	96%
ProMaster City	590	0	New	3,668	0	New
RAM BRAND	38,157	37,699	1%	269,103	252,056	7%
Alfa 4C	48	0	New	368	0	New
ALFA BRAND	48	0	New	368	0	New
500	1,959	2,371	-17%	17,349	20,550	-16%
500L	314	1,436	-78%	6,390	8,229	-22%
500X	962	0	New	970	0	New
FIAT BRAND	3,235	3,807	-15%	25,033	28,779	-13%

TOTAL FCA US LLC	178,027	167,667	6%	1,260,170	1,187,790	6%

TOTAL CAR	38,268	36,136	6%	323,783	280,339	15%
TOTAL TRUCK	139,759	131,531	6%	936,395	907,451	3%

For additional information:
Ralph Kisiel
Tel.: +1-248-512-2757
Cell.: +1-248-705-9688
ralph.kisiel@fcagroup.com
www.fcagroup.com